U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

[Check one]
[✓] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or
[ ] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: Not Applicable Commission File Number: ___-_____

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

(Exact name of Registrant as specified in its charter)

Quebec

(Province or other jurisdiction of incorporation or organization)

Not Applicable

(Primary Standard Industrial Classification Code Number (if applicable))

2740 Pierre-Péladeau Avenue
Suite H200
Laval, Quebec,
Canada H7T 3B3
(450) 687-2262

(Address and telephone number of Registrant’s principal executive offices)

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8700

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

[  ] Annual information form          [  ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Not Applicable

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _____

82-________

No ___✓___

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes _______

No ___✓___

PRINCIPAL DOCUMENTS

The documents filed as Exhibits 99.1 through 99.106 hereto, each of which is incorporated by reference into this registration statement on Form 40-F, contain all information material to an investment decision that Neptune Technologies & Bioressources Inc. (“the Registrant”), since June 1, 2005, made or was required to make public pursuant to Canadian securities laws.

Exhibit 99.49 which is incorporated by reference into this registration statement on Form 40-F, contains required reconciliations to United States Generally Accepted Accounting Principles (GAAP) of certain financial statements included in this registration statement.

DESCRIPTION OF THE SECURITIES

See Exhibit 99.106 hereto, which is incorporated by reference into this registration statement on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations due on the Registrant’s long-term debt, other liabilities, and operating lease commitments as of May 31, 2006:

	Payments Due by Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	(In thousands of Canadian dollars)
Long-term Debt Obligations	3,701	682	1,632	1,233	154
Capital (Finance) Lease Obligations	107	67	32	8	-
Operating Lease Obligations	943	126	270	273	274
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP of the primary financial statements	-	-	-	-	-
Total contractual obligations	C$ 4,751	C$ 875	C$ 1,934	C$ 1,514	C$ 428

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission, and to furnish promptly, when requested to do so by the staff of the Securities and Exchange Commission, information relating to: the securities registered pursuant to this Form 40-F; or transactions in said securities.

B.

Consent to Service of Process

Concurrently with the filing of this registration statement on Form 40-F, the Registrant has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Securities and Exchange Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE TECHNOLOGIES &

BIORESSOURCES INC.

Date:  June 7, 2007

By:

/s/ Henri Harland

Name:

Henri Harland

Title:

President and Chief Executive Officer

Exhibit Index

Exhibit	Description
99.1	News release – May 1, 2007
99.2	MD&A – April 30, 2007
99.3	Form 52-109F2 – Certification of Interim Filings – CEO – April 30, 2007
99.4	Form 52-109F2 – Certification of Interim Filings – CFO – April 30, 2007
99.5	Interim financial statements – April 30, 2007
99.6	Form 52-109F1 – Certification of Annual Filings – CEO – February 22, 2007
99.7	Form 52-109F1 – Certification of Annual Filings – CFO – February 22, 2007
99.8	Cover Letter – February 22, 2007
99.9	MD&A (amended) – February 22, 2007
99.10	News release – February 20, 2007
99.11	MD&A – January 29, 2007
99.12	Form 52-109F2 – Certification of Interim Filings – CEO – January 29, 2007
99.13	Form 52-109F2 – Certification of Interim Filings – CFO – January 29, 2007
99.14	Interim Financial Statements – January 29, 2007
99.15	News Release – January 29, 2007
99.16	News Release – January 9, 2007
99.17	News Release – January 4, 2007
99.18	Alternative Monthly Report – December 11, 2006
99.19	Material Change Report – December 1, 2006
99.20	News Release – November 24, 2006
99.21	News Release – November 21, 2006
99.22	News Release – November 21, 2006
99.23	News Release – November 21, 2006
99.24	Letter from former Auditor – November 14, 2006
99.25	Letter from successor Auditor – November 14, 2006
99.26	Notice – November 14, 2007
99.27	MD&A – October 30, 2006
99.28	Form 52-109F2 – Certification of Interim Filings – CEO – October 30, 2006
99.29	Form 52-109F2 – Certification of Interim Filings – CFO – October 30, 2006
99.30	Interim Financial Statements – October 30, 2006
99.31	Form of Proxy – October 27, 2006
99.32	Management Information Circular – October 27, 2006
99.33	Notice of Meeting – October 27, 2006
99.34	News Release – October 19, 2006
99.35	Alternative Monthly Report – October 10, 2006
99.36	MD&A (amended) – September 29, 2006
99.37	Form 52-109F2 – Certification of Interim Filings – CEO – September 29, 2006
99.38	Form 52-109F2 – Certification of Interim Filings – CFO – September 29, 2006
99.39	Interim Financial Statements (amended) – September 29, 2006
99.40	MD&A (amended) – September 29, 2006
99.41	Form 52 – 109F2 – Certification of Interim Filings – CEO – September 29, 2006
99.42	Form 52 – 109F2 – Certification of Interim Filings – CFO – September 29, 2006

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99.43	Interim Financial Statements (amended) – September 29, 2006
99.44	New Release – September 28, 2006
99.45	Annual Report – September 28, 2006
99.46	MD&A – September 28, 2006
99.47	Form 52-109F1 – Certification of Annual Filings – CEO – September 28, 2006
99.48	Form 52-109F1 – Certification of Annual Filings – CFO – September 28, 2006
99.49	Note to be incorporated into the 2006 Canadian Financial Statements
99.50	Audited Annual Financial Statements – September 28, 2006
99.51	News Release – September 26, 2006
99.52	News Release – September 20, 2006
99.53	Notice of the Meeting and Record Date – August 21, 2006
99.54	News Release – June 19, 2006
99.55	News Release – June 19, 2006
99.56	News Release – June 15, 2006
99.57	News Release – June 9, 2006
99.58	Alternative Monthly Report – May 10, 2006
99.59	News Release – May 4, 2006
99.60	MD&A – April 27, 2006
99.61	Form 52-109F2 – Certification of Interim Filings – CEO – April 27, 2006
99.62	Form 52-109F2 – Certification of Interim Filings – CFO – April 27, 2006
99.63	Interim Financial Statements – April 27, 2006
99.64	News Release – April 26, 2006
99.65	News Release – April 20, 2006
99.66	News Release – March 9, 2006
99.67	News Release – March 1, 2006
99.68	News Release – February 23, 2006
99.69	Alternative Monthly Report – February 10, 2006
99.70	Material Change Report – January 30, 2006
99.71	News Release – January 26, 2006
99.72	Form 52-109F2 – Certification of Interim Filings – CEO – January 26, 2006
99.73	Form 52-109F2 – Certification of Interim Filings – CFO – January 26, 2006
99.74	MD&A – January 26, 2006
99.75	Interim Financial Statements – January 26, 2006
99.76	News Release – January 20, 2006
99.77	News Release – January 5, 2006
99.78	News Release – December 22, 2005
99.79	News Release – December 9, 2005
99.80	News Release – November 29, 2005
99.81	News Release – November 3, 2005
99.82	News Release – November 1, 2005
99.83	Form 52-109F2 – Certification of Interim Filings – CEO – October 26, 2005
99.84	Form 52-109F2 – Certification of Interim Filings – CFO – October 26, 2005
99.85	News Release – October 26, 2005

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99.86	Interim Financial Statements – October 26, 2005
99.87	MD&A – October 26, 2005
99.88	News Release – October 19, 2005
99.89	News Release – September 27, 2005
99.90	Material Change Report – September 26, 2005
99.91	Audited Annual Financial Statements – September 26, 2005
99.92	MD&A – September 26, 2005
99.93	Annual Report – September 26, 2005
99.94	Form of Proxy – September 26, 2005
99.95	Management Information Circular – September 26, 2005
99.96	Notice of Meeting – September 26, 2005
99.97	Form 52-109F1 – Certification of Annual Filings – CEO – September 26, 2005
99.98	Form 52-109F1 – Certification of Annual Filings – CFO – September 26, 2005
99.99	News Release – September 14, 2005
99.100	News Release – September 7, 2005
99.101	News Release – September 7, 2005
99.102	Notice of Meeting and Record Date – September 1, 2005
99.103	News Release – August 30, 2005
99.104	News Release – August 9, 2005
99.105	Report of Exempt Take-Over Bid (ON-Form 42, QC-s.189.1.2 Reg.) – June 16, 2005
99.106	Final Prospectus – May 22, 2001

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